SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                             CAL-MAINE FOODS, INC.
                                 Common Stock
                                   128030202


CUSIP No.         128030202

1.   Name of  Reporting  Persons S.S. or I.R.S.  Identification  Nos. of Above
     Persons

     Cal-Maine Foods, Inc. Employee Stock Ownership Plan

2.   Check the Appropriate Box if a Member of a Group (See Instructions). N/A

3.   SEC Use Only

4.   Citizenship  or  Place  of   Organization.   United  States  of  America
   ------------------------------------------------------------------------

Number of                  5.  Sole Voting Power:            -0-
Shares
Beneficially
Owned by                   6.  Shared Voting Power:       4,051,843
Each
Reporting                  7.  Sole Dispositive Power:       -0-
Person
With                       8.  Shared Dispositive Power:  4,051,843
   ------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     4,051,843

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). Yes

11.  Percent of Class Represented by Amount in Row 9. 34.043%

12.  Type of Reporting Person (See Instructions). EP

Item 1(a) Name of Issuer:  Cal-Maine Foods, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

3320 Woodrow Wilson Drive, Jackson, Mississippi 39209


Item 2(a) Name  of  Person  Filing:   Cal-Maine  Foods,  Inc.  Employee  Stock
Ownership Plan


Item 2(b) Address of Principal Business Office or, if none, Residence:

3320 Woodrow Wilson Drive, Jackson, Mississippi 39209


Item 2(c) Citizenship:  United States of America


Item 2(d) Title of Class of Securities:  Common Stock


Item 2(e) CUSIP Number:  128030202


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)


Item 4.   Ownership

          (a) Amount Beneficially Owned: 4,051,843

          (b) Percent of Class: 34.043%


          (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: -0-

               (ii)  shared power to vote or to direct the vote: 4,051,843

               (iii) sole power to dispose  or to direct the  disposition  of:
                     -0-

               (iv)  shared power to dispose or to direct the  disposition of:
                     4,051,843

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     The Cal-Maine Foods, Inc. Employee Stock Ownership Plan holds the Company Stock for the employee participants in the plan. With the exception of Fred Adams, Jr., no participant owns or is entitled to vote more than 5% of the Class. Mr. Adams owns a total of 41.02% of the Common Stock of the Company, including 284,496 shares under the Employee Stock Ownership Plan.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A


Item 9.   Notice of Dissolution of Group.

          N/A


Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 10, 1997
 -----------------------------------------
 Date

CAL-MAINE FOODS, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:/s/BOBBY J. RAINES
   ---------------------------------------
   Signature

   BOBBY J. RAINES
   VICE PRESIDENT, CHIEF FINANCIAL OFFICER
   TREASURER AND SECRETARY OF CAL-MAINE
   FOODS, INC.
   ---------------------------------------
   Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.